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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income (loss) before provision for income taxes, equity in loss of unconsolidated affiliates and cumulative effect of change in accounting principle	$59,637	$(27,228)	$(301,176)	$(174,664)	$(112,736)
Less: Minority interest	(347)	(446)	(132)	(72)	(291)
Less: Equity Investment	(2,678)	(3,225)	—	—	—

Total Earnings	62,662	(23,557)	(301,044)	(174,592)	(112,445)
Fixed Charges:
Interest expense	60,733	68,303	100,700	132,137	79,629
Estimated interest component of rent expense	5,877	5,937	6,741	5,970	3,165

Total Fixed Charges	$66,610	$74,240	$107,441	$138,107	$82,794
Ratio of earnings to fixed charges	1.94	0.68	(1.80)	(0.26)	(0.36)
Shortage	NA	23,557	301,044	174,592	112,445
Ratio of earnings to fixed charges (1)	1.94	<0	<0	<0	<0

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges (in thousands)